EXHIBIT INDEX

				EXHIBIT 12
CATERPILLAR INC., CONSOLIDATED SUBSIDIARY COMPANIES, AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES STATEMENT SETTING FORTH COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES (Millions of dollars)
	YEARS ENDED DECEMBER 31,
	6 Months Ended June 30, 2001	2000	1999	1998	1997	1996
Profit	$ 433	$ 1,053	$ 946	$ 1,513	$ 1,665	$ 1,361
Add:
Provision for income taxes	203	$ 439	$ 448	$ 680	$ 837	$ 653
Profit before taxes	$ 636	$1,492	$1,394	$2,193	$2,502	$2,014
Fixed charges:
Interest and other costs related to borrowedfunds(1)	$ 514	$ 988	$ 835	$ 758	$ 586	$ 519
Rentals at computed interest factors(2)	131	90	83	76	60	54
Total fixed charges	$ 645	$ 1,078	$ 918	$ 834	$ 646	$ 573
Profit before provision for income taxes and fixedcharges	$ 1,281	$ 2,570	$ 2,312	$ 3,027	$ 3,148	$2,587
Ratio of profit to fixed charges	2.0	2.4	2.5	3.6	4.9	4.5
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(1) (2)

Interest expense as reported in the Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.

Amounts represent those portions of rent expense that are reasonable approximations of interest costs